

June 1, 2016

<u>Via E-mail</u>
Andrew M. Freedman
Olshan Frome Wolosky LLP
65 East 55th Street
New York, NY 10022

Re: Depomed, Inc.
Preliminary Proxy Statement filed on Schedule 14A filed by Starboard Value LP, Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard   Value GP LLC, Starboard Value GP LLC, Starboard Principal CO LP, Starboard Principal CO GP LLC, Starboard Value R LP, Starboard Value R LP, Starboard Value GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, John J. Delucca, James P. Fogarty, Peter A. Lankau, Gavin T. Molinelli, and Mary K. Pendergast
Filed on May 26, 2016
File No. 001-13111

Soliciting Materials filed pursuant to Exchange Act Rule 14a-12 filed by Starboard Value LP, Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard   Value GP LLC, Starboard Value GP LLC, Starboard Principal CO LP, Starboard Principal CO GP LLC, Starboard Value R LP, Starboard Value R LP, Starboard Value GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, John J. Delucca, James P. Fogarty, Peter A. Lankau, Gavin T. Molinelli, and Mary K. Pendergast
Filed May 26, 2016
File No. 001-13111

Dear Mr. Freedman:

We have reviewed the above-captioned filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filings or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to the filings and any information you provide in response to these comments, we may have additional comments.

General

1. Please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the following assertions and statements included in your preliminary proxy statement and additional soliciting materials. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

   - "serious corporate governance deficiencies existing at Depomed, questionable capital allocation decisions, and egregious actions taken by the Board,"
   - "Board lacks the leadership, objectivity, and perspective needed to make decisions that are in the best interests of shareholder,"
   - that Depomed has acted to "suppress shareholder rights,"
   - the implied suggestion that Depomed's board is not acting "in a manner consistent with the best interests of all shareholders,"
   - the implied suggestion that because shareholders' interests currently are not adequately represented, you are presenting "a slate of experienced, diverse, and independent director candidates who will better serve Depomed and better protect the rights and best interests of all shareholders,"
   - the Board is "seeking to further entrench themselves and further suppress shareholder rights," and
   - "[the] Board members have consistently failed to act in the best interests of shareholders."

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please provide supplemental support for your statement in the preliminary proxy statement and additional soliciting materials that "Depomed is deeply undervalued and significant opportunities exist to create shareholder value."

Preliminary Proxy Statement

Solicitation Statement, page 1

3. We note your disclosure at the top of page 3 referring to the company's "governance deficiencies" and clause (i) in the subsequent sentence. Given that Horizon made, as you noted, an unsolicited proposal, please tell us supplementally, with a view toward revised disclosure, why you believe the actions taken by Depomed's board are governance deficiencies instead of measures intended to allow the board to maintain control over a potential sale of the company.

<u>Our Plans for the Special Meeting, page 9</u>

4.   Please revise to disclose whether you are limited to presenting the described proposals at an eventual special meeting as a result of your description of those proposals in this proxy statement.

<u>Form of Proxy Card</u>

5.   Please revise the card to clarify, as you do on page 2 of the proxy statement, that you are not soliciting proxies for the proposals at an eventual special meeting but solely to call that special meeting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants possess the facts relating to the disclosures, they are responsible for the accuracy and adequacy of the disclosures.

In responding to our comments, please provide a written statement from each of the participants acknowledging that:

•   the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3619 with any other questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions